SI 18001691

Received
FEB 28 2018



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33854

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/17** AND ENDING **12/31/17**

| MM/DD/YY | MM/DD/YY |

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **GWFS Equities, Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Seventh Floor- 8515 East Orchard Road

(No. and Street)

Greenwood Village	**Colorado**	**80111**
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cory Smith   (303)737-2541

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP

(Name – if individual, state last, first, middle name)

1601 Wewatta Street, Suite 400A	**Denver**	**Colorado**	**80202**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB   yw

OATH OR AFFIRMATION

I, Regina Mattie _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GWFS Equities, Inc. _____ , as of December 31 _____ , 20 17 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

```
KARA P KERR
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 19954015305
MY COMMISSION EXPIRES OCT. 3, 2019
```

_____
Signature

Treasurer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GWFS Equities, Inc.

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP

Suite 400
1601 Wewatta Street
Denver, CO 80202-3942
USA

Tel: 1 303 292 5400
Fax: 1 303 312 4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
GWFS Equities, Inc.
8515 East Orchard Road
Greenwood Village, Colorado 80111

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of GWFS Equities, Inc. (the "Company") (a wholly-owned subsidiary of Great-West Life & Annuity Insurance Company) as of December 31, 2017, and the related statements of operations, stockholder's equity, cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of a Matter

As discussed in Note 3 to the financial statements, the accompanying financial statements have been prepared from the separate records maintained by the Company and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company, as portions of certain expenses represent allocations made from affiliates.

Report on Supplemental Schedules

The supplemental schedules g, h, and i listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 23, 2018

We have served as the Company's auditor since 1985.

GWFS Equities, Inc.

(A wholly-owned subsidiary of Great-West Life & Annuity Insurance Company)

Statement of Financial Condition

December 31, 2017

Assets

Cash	$	741,860
Cash segregated under federal regulations		1,295,530
Short-term investments (amortized cost $7,119,831)		7,119,831
Investment income due and accrued		32,489
Fees receivable		62,962,140
Due from affiliates		13,698
Other assets		128,775
Fixed maturity investments, at fair value (amortized cost $9,253,702)		9,183,835
Software, net of accumulated depreciation of $40,000		60,000
Deferred income taxes, net		9,072
Total assets		81,547,230

Liabilities and stockholder's equity

Accounts payable and accrued expenses		1,566,709
Due to affiliates		66,315,254
Total liabilities		67,881,963

Contingencies (see Note 8)

Stockholder's equity:

Common stock, no par value; 10,000 shares authorized;		
4,000 shares issued and outstanding		2,200,000
Additional paid-in capital		11,568,904
Accumulated deficit		(103,637)
Total stockholder's equity		13,665,267
Total liabilities and stockholder's equity	$	81,547,230

See notes to financial statements.

GWFS Equities, Inc.
(A wholly-owned subsidiary of Great-West Life & Annuity Insurance Company)
Statement of Operations
Year Ended December 31, 2017

Revenues:	
Administration fees	$ 398,893,036
Other fee income	53,023
Commission income	1,150,854
Investment income	322,714
Total revenues	400,419,627
Expenses:	
Service level agreement expenses	398,339,399
General and administrative expenses	2,179,403
Total expenses	400,518,802
Loss before income taxes	(99,175)
Income tax benefit	(6,061)
Net loss	$ (93,114)

See notes to financial statements.

GWFS Equities, Inc.

(A wholly-owned subsidiary of Great-West Life & Annuity Insurance Company)

Statement of Stockholder's Equity

Year Ended December 31, 2017

| | Common Stock | | Additional Paid-In | Accumulated | |
	Shares	Amount	Capital	Deficit	Total
Balance, January 1, 2017	4,000	$ 2,200,000	$ 11,470,151	$ (10,523)	$ 13,659,628
Capital contribution			98,753		98,753
Net loss				(93,114)	(93,114)
Balance, December 31, 2017	4,000	$ 2,200,000	$ 11,568,904	$ (103,637)	$ 13,665,267

See notes to financial statements.

GWFS Equities, Inc.

(A wholly-owned subsidiary of Great-West Life & Annuity Insurance Company)

Statement of Cash Flows

Year Ended December 31, 2017

Cash flows from operating activities:		
Net loss	$	(93,114)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		20,000
Amortization of premium (discount) on investments		70,333
Net unrealized gains on investments held		(6,006)
Deferred income taxes		12,816
Changes in operating assets and liabilities:		
Cash segregated under federal regulation		(59,827)
Fees receivable		(637,514)
Investment income due and accrued		(601)
Other assets		2,490
Accounts payable and accrued expenses		218,967
Due to/from affiliates		(1,130,041)
Net cash used in operating activities		(1,602,497)
Cash flows from investing activities:		
Proceeds from sales, maturities and redemptions of investments:		
Fixed maturities		1,438,794
Net change in short-term investments		(1,824,168)
Net cash used in investing activities		(385,374)
Cash flows from financing activities:		
Capital contribution		98,753
Net cash provided by financing activities		98,753
Net decrease in cash		(1,889,118)
Cash, beginning of year		2,630,978
Cash, end of year	$	741,860
Supplemental disclosure of cash flow information:		
Net cash received during the year for:		
Income taxes	$	28,552

See notes to financial statements.

1. **Organization, Basis of Presentation and Significant Accounting Policies**

    Organization

    GWFS Equities, Inc. (the "Company" or "GWFS") is a wholly-owned subsidiary of Great-West Life & Annuity Insurance Company ("GWL&A"). GWL&A is a direct wholly-owned subsidiary of GWL&A Financial Inc. ("GWL&A Financial"), a holding company formed in 1998. GWL&A Financial is a direct wholly-owned subsidiary of Great-West Lifeco U.S. LLC ("Lifeco U.S.") and an indirect wholly-owned subsidiary of Great-West Lifeco Inc. ("Lifeco"), a Canadian holding company. The Company is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

    The Company acts as a non-clearing broker-dealer and offers and sells mutual funds and variable annuities to its customers. The Company is also registered as a General Securities firm and acts as an introducing brokerage firm in the offer and sale of debt and equity securities, which are cleared on a fully disclosed basis through a third party broker-dealer. The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Rule"), as the Company satisfies the conditions for exemption appearing in paragraphs (k)(2)(i) and (k)(2)(ii) of the Rule, relating to segregating cash.

    Basis of Presentation

    The financial statements include the accounts of the Company and are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

    Use of estimates

    The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the valuation of investments in the absence of quoted market values and the valuation of deferred tax assets or liabilities. Actual results could differ from those estimates.

    Summary of significant accounting policies

    Cash

    Cash includes only amounts in demand deposit accounts.

    Cash segregated under federal regulations

    At December 31, 2017, the Company had on deposit $1,295,530 in accounts for the exclusive benefit of customers under the Rule.

    Short-term investments

    Short-term investments include securities purchased with investment intent and with initial maturities of one year or less, and are carried at fair value which is approximated from amortized cost. They also include highly liquid money market securities that are traded in an active market and are carried at fair value.

    Fixed maturity investments

    The Company holds fixed maturity investments consisting of U.S. agency mortgage-backed securities which are carried at fair value with changes in fair value reported in investment income. Included in investment income are net unrealized

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gains of $6,006 on fixed maturity investments still held at December 31, 2017. Premiums and discounts are recognized as a component of investment income using the effective interest method.

The recognition of income on certain investments is dependent upon market conditions, which may result in prepayments and changes in amounts to be earned. Prepayments on all mortgage-backed securities are monitored monthly and amortization of the premium and/or the accretion of the discount associated with the purchase of such securities are adjusted by such prepayments.

Fees receivable

Fees receivable include earned mutual fund service fees and fees for other asset-based financial services that were provided to individual and institutional clients by the Company on behalf of the funds. It also includes earned commission income on trades executed on behalf of clients.

Fair value

Certain assets are recorded at fair value on the Company's statement of financial condition. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset in an orderly transaction between market participants on the measurement date. The Company categorizes its assets measured at fair value on a recurring basis into a three-level hierarchy, based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). The Company's assets recorded at fair value on a recurring basis have been categorized based upon the following fair value hierarchy:

- Level 1 inputs utilize observable, quoted prices (unadjusted) in active markets for identical assets that the Company has the ability to access at the measurement date. Financial assets utilizing Level 1 inputs include certain money market funds.

- Level 2 inputs utilize other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. The fair values for some Level 2 securities are obtained from pricing services. The inputs used by the pricing services are reviewed at least quarterly or when the pricing vendor issues updates to its pricing methodology. For fixed maturity investments, inputs include benchmark yields, reported trades, broker-dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, evaluated bids, offers and reference data including market research publications. Additional inputs utilized for assets and liabilities classified as Level 2 are:

  - U.S. Agency Pools - FINRA reported trades, To Be Announced ("TBA") prices and monthly payment information.

- Level 3 inputs are unobservable and include situations where there is little, if any, market activity for the asset.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset.

Overall, transfers between levels are attributable to a change in the observability of inputs. Assets and liabilities are transferred to a lower level in the hierarchy when a significant input cannot be corroborated with market observable data. This may occur when market activity decreases and underlying inputs cannot be observed, current prices are not available, and/or when there are significant variances in quoted prices, thereby affecting transparency. Assets and liabilities are

GWFS Equities, Inc.
(A wholly-owned subsidiary of Great-West Life & Annuity Insurance Company)
Notes to Financial Statements

transferred to a higher level in the hierarchy when circumstances change such that a significant input can be corroborated with market observable data. This may be due to a significant increase in market activity including recent trades, a specific event, or one or more significant input(s) becoming observable. All transfers between levels are recognized at the beginning of the reporting period in which the transfer occurred.

The policies and procedures utilized to review, account for, and report on the value and level of the Company's securities were determined and implemented by the Finance division. The Investments division is responsible for the processes related to security purchases and sales and provides valuation and leveling input to the Finance division when necessary. Both divisions within the Company have worked in conjunction to establish thorough pricing, review, approval, accounting, and reporting policies and procedures around the securities valuation process.

Due to/from affiliates

Due to affiliates includes non-interest bearing amounts which are limited to proceeds of administration fees collected and due upon receipt of such fees. Additionally, due from affiliates includes non-interest bearing amounts related to income taxes and are due on demand.

Software

Capitalized software is recorded at cost, net of amortization. Amortization expense is recorded on the straight-line method based on estimated useful lives of five years.

Administration fees

Administration fees are recognized when earned and include mutual fund service fees and fees for other asset-based financial services provided to clients by the Company on behalf of the funds. The Company earns mutual fund service fees for shareholder and administration services based upon the daily balances of client assets invested in the funds or participant counts. Administration fees may vary with changes in the balances of client assets due to market fluctuations or client activity.

Commission income

The Company recognizes commission income on a trade-date basis.

Investment income

Interest income from fixed maturities and short-term investments is recognized when earned. Realized and unrealized investment gains and losses are reported as a component of investment income and are determined on a specific identification basis.

Income taxes

The Company is included in a consolidated income tax return filed by Lifeco U.S. ("US Consolidated group"). Income taxes are recorded using an asset and liability approach that, among other provisions, requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences in amounts that have been recognized in the Company's financial statements and tax returns. In estimating future tax consequences, all expected future events (other than the enactments or changes in the tax laws or rules) are considered. A valuation allowance is provided to the extent that it is more likely than not that deferred tax assets will not be realized. The effect on deferred taxes from a change in tax rates is recognized in income in the period that includes the enactment date.

The Company is consolidated in the financial statements included within Form 10-K which is filed by its parent company, GWL&A, and includes GWL&A's subsidiaries ("10K Group"). For financial reporting purposes, the 10K Group accounts

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for income taxes based on the separate return method. Under this method, current and deferred income tax expense or benefit for the period is determined on a stand-alone basis. The Company accounts for income taxes on the modified separate return method on its separate company financial statements. Under this method, current and deferred tax expense or benefit is determined on a separate return basis but consideration is given to taxable income or losses from other members of the Non-life Subgroup in evaluating the realizability of its deferred tax assets.

The method of settling income tax payables and receivables among the US consolidated group is subject to a written agreement ("Tax Sharing Agreement") approved by the Board of Directors, whereby settlement is made on a separate return basis (i.e. the amount that would be due to or from the jurisdiction had an actual separate company return been filed) except for the current utilization of any net operating losses and other tax attributes by members of the Non-life Subgroup which can lead to receiving a payment when none would be received from the jurisdiction had a real separate company return been required. As such, the Company recognizes a current tax benefit to the extent that net operating losses off-set taxable income of affiliates. Losses that are not utilized create a deferred tax asset which has a full valuation allowance on current and prior year unused losses.

2. **Application of Recent Accounting Pronouncements**

Future adoption of new accounting pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, effective for fiscal years beginning after December 15, 2017. Early adoption is permitted. The guidance may be applied retrospectively for all periods presented or retrospectively with a cumulative-effect adjustment at the date of adoption. The new guidance will supersede nearly all existing revenue recognition guidance under U.S. GAAP; however, it will not impact the accounting for insurance and investment contracts within the scope of financial services insurance, leases, financial instruments and guarantees. The core principle of the model requires that an entity recognizes revenue for the transfer of goods or services equal to the amount that it expects to be entitled to receive for those goods or services. The update also requires increased disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts.

The Company's implementation efforts are primarily focused on customer contracts with administration fees and commission income. The adoption of this update will not have a material impact to the financial statements; however the Company will include the new required disclosures upon adoption.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments: Credit Losses: Measurement of Credit Losses on Financial Instruments, effective for fiscal years after December 15, 2019. Early adoption is permitted for fiscal years beginning after December 15, 2018. This update amends guidance on the impairment of financial instruments by adding an impairment model that is based on expected losses rather than incurred losses and is intended to result in more timely recognition of losses. The standard also simplifies the accounting by decreasing the number of credit impairment models that an entity can use to account for debt instruments. The only financial instruments on the balance sheet at December 31, 2017 that would be impacted by this ASU is fee receivables. The Company will continue to evaluate the impact of applying the new impairment model to this account.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows: Restricted Cash (a consensus of the Emerging Issues Task Force)*, effective for fiscal years and interim periods within those beginning after December 15, 2017. Early adoption is permitted. This update requires organizations to show the changes in the total of cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. The Company is currently evaluating the impact of this update on its financial statements.

3. **Related Party Transactions**

In November 2015, the Company entered into a revolving credit facility agreement with GWL&A in the amount of $50 million to cover cash deficiencies due to the simultaneous sale and purchase of assets by plan participants. Either party may terminate this credit facility upon 30 days written notice. Interest accrues at a fixed per annum rate equal to the three month LIBOR on the date an advance is funded plus 35 basis points. At December 31, 2017, there were no borrowings or outstanding amounts related to this facility.

The Company provides trading and administrative services for certain affiliates and receives corporate support and administrative services from certain affiliates as outlined in the table below:

Description	Related Party	Year ended December 31, 2017	Statement of Operations Location
Provided trading services to certain underlying funds and/or mutual funds of and on behalf of its affiliates. Earned administration fees for shareholder services and administrative services provided to those underlying funds and/or mutual funds. Passed revenue through to affiliates and did not retain any payment for these services.	GWL&A Great-West Life & Annuity Insurance Company of New York ("GWNY")[1] Great-West Trust Company, LLC [1] Great-West Financial Retirement Plan Services ("RPS") [1] FASCore, LLC [1] Emjay Corporation [1]	$ 398,339,399	Service level agreement expenses
Provided shareholder and administration services. At December 31, 2017, the Company had an outstanding accounts receivable balance from Great-West Funds for $1,113,465 included in fees receivable on the balance sheet.	Great-West Funds, Inc. [2]	11,915,753	Administration fees
Provided shareholder and administration services. At December 31, 2017, the Company had an outstanding accounts receivable balance from Putnam for $4,366,799 included in fees receivable on the balance sheet.	Putnam Investments, LLC [3]	16,598,316	Administration fees
Received corporate support service and other administrative services.	GWL&A	213,967	General and administrative expenses

[1] A wholly-owned subsidiary of GWL&A

[2] An open-end management investment company, which is a related party of GWL&A

[3] A wholly-owned subsidiary of Lifeco U.S.

Additionally, in accordance with the administrative services agreement, GWL&A incurred $12,249,391 in general expenses on behalf of the Company, primarily related to salaries and benefits, investment expenses, and legal fees. These expenses were not allocated to the Company but were retained by GWL&A in accordance with the administrative services agreement.

The following table summarizes amounts due from affiliates:

Related party	Indebtedness	Due date	December 31, 2017
Lifeco U.S.	On account	On demand	$ 13,698

The following table summarizes amounts due to affiliates:

Related party	Indebtedness	Due date	December 31, 2017
GWNY	On account	Upon receipt	$ 2,509,734
GWL&A	On account	Upon receipt	37,770,369
FASCore, LLC	On account	Upon receipt	17,260,326
RPS	On account	Upon receipt	4,420,731
Great-West Trust Company, LLC	On account	Upon receipt	3,527,444
Emjay Corporation	On account	Upon receipt	826,650
Total			$ 66,315,254

Based on the relationships discussed above, the accompanying financial statements are not necessarily indicative of the conditions that would exist or the results of operations that would prevail if the Company were operated as an unaffiliated entity.

4. Fair Value Measurements

Recurring fair value measurements

The following tables present the Company's financial assets carried at fair value on a recurring basis by fair value hierarchy category:

	Assets measured at fair value on a recurring basis			
	December 31, 2017			
Assets	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Fixed maturities:				
U.S. agencies	$ —	$ 9,183,835	$ —	$ 9,183,835
Short-term investments	7,119,831	—	—	7,119,831
Total assets	$ 7,119,831	$ 9,183,835	$ —	$ 16,303,666

The methods and assumptions used to estimate the fair value of the Company's financial assets carried at fair value on a recurring basis are as follows:

Fixed maturity investments

The fair values for fixed maturity investments are generally based upon evaluated prices from independent pricing services. Fair value estimates are made at a specific point in time, based on available market information and judgments about financial instruments, including estimates of the timing and amounts of expected future cash flows and the credit standing of the issuer or counterparty.

Short-term investments

The fair value of short-term investments, which consists of highly liquid money market securities, is based upon exchange close market prices.

5.   **Income Taxes**

The benefit for income taxes is comprised of the following for the year ended December 31, 2017:

Current	$	(18,877)
Deferred		12,816
Total income tax benefit	$	(6,061)

The following table presents a reconciliation between the statutory federal income tax rate and the Company's effective federal income tax rate for the year ended December 31, 2017:

Statutory federal income tax rate	35.0 %
Income tax effect of:	
Federal tax rate change resulting from tax reform	(6.1)%
Valuation Allowance	(23.0)%
State income taxes net of federal benefit	0.2 %
Effective federal income tax rate	6.1 %

On December 22, 2017, H.R. 1, the Tax Reconciliation Act (the "Act"), was enacted. The legislation, which is generally effective for tax years beginning on January 1, 2018, represents significant U.S. tax reform and revises the Internal Revenue Code by, among other items, lowering the federal corporate income tax rate from 35% to 21% and modifying how the U.S. taxes multinational entities.

The decrease in the federal corporate income tax rate caused the Company to revalue its deferred tax balances at the new 21% rate, resulting in the recognition of a $6,048 deferred tax expense and a 6.1% decrease to the Company's 2017 overall effective income tax rate.

Deferred income taxes represent the tax effect of the differences between the book and tax bases of assets and liabilities. The income tax effect of temporary differences, which give rise to the deferred tax assets and liabilities as of December 31, 2017 are as follows:

Deferred Taxes	Deferred tax asset		Deferred tax liability
Investments	$ 14,672	$	—
Depreciation	—		(5,600)
Net operating loss carryforward	65,900		—
Less: valuation allowance	(65,900)		—
Total deferred taxes	$ 14,672	$	(5,600)

The Company files income tax returns in the U.S. federal jurisdiction and various states. With few exceptions, the Company is no longer subject to U.S. federal income tax examinations by tax authorities for years 2013 and prior. Tax years 2014 through 2016 are open to federal examination by the Internal Revenue Service. The Company does not expect significant increases or decreases to unrecognized tax benefits relating to federal, state, or local audits.

Included in due from affiliates at December 31, 2017 is $13,698 of income taxes receivable from affiliates related to the consolidated income tax return filed by Lifeco U.S. and certain subsidiaries.

6. **Software**

The software consisted of the following at December 31, 2017:

Software	$	100,000
Accumulated amortization expense		(40,000)
	$	60,000

7. **Regulatory Requirements**

The Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") of the Securities and Exchange Commission. The Company computes net capital in accordance with the Alternative Standard as prescribed under Rule 15c3-1(a)(1) (ii). The Alternative Standard requires minimum net capital of $250,000 or 2% of aggregate debit items, whichever is greater. Rule 15c3-1 also prohibits withdrawals of equity or the payment of dividends if net capital would be less than 120% of the minimum requirement or if net capital would be less than 5% of aggregate debit items. At December 31, 2017, the Company had net capital of $10,821,235 which was $10,571,235 in excess of its required net capital of $250,000.

8. **Contingencies**

From time to time, the Company may be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Any such claims that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes in such matters may result in a material impact on the Company's financial position, results of operations, or cash flows.

9. **Subsequent Events**

Management has evaluated subsequent events through the date the financial statements were issued for potential recognition or disclosure in the Company's financial statements. No subsequent events have occurred requiring its recognition or disclosure in the Company's financial statements.

GWFS Equities, Inc.
(A wholly-owned subsidiary of Great-West Life & Annuity Insurance Company)
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934
December 31, 2017

Net Capital

Total stockholder's equity	$	13,665,267
Deduct stockholder's equity not allowable for net capital		—
Total stockholder's equity qualified for net capital	$	13,665,267
Deduct non-allowable assets		(2,151,707)
Other deductions and/or charges		(40,000)
Net capital before haircuts on securities positions (tentative net capital)	$	11,473,560
Deduct haircuts on securities		(652,325)
Net Capital	$	10,821,235

Alternate net capital requirement

Minimum dollar net capital requirement of reporting broker or dealer	$	250,000
Excess net capital	$	10,571,235
Net capital in excess of 120% of the minimum net capital requirement		10,521,235

There were no material differences between the computation of net capital above as compared to amounts reported by GWFS Equities, Inc. in its unaudited Form X-17a-5 Part IIA as of December 31, 2017, filed with the Financial Industry Regulatory Authority, Inc. on January 24, 2018.

GWFS Equities, Inc.
(A wholly-owned subsidiary of Great-West Life & Annuity Insurance Company)
Computation of Determination of Reserve Requirements for Brokers and
Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
As of December 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(i) and (k)(2)(ii) of the Rule.

GWFS Equities, Inc.
(A wholly-owned subsidiary of Great-West Life & Annuity Insurance Company)
Information Relating to the Possession or Control for Brokers and
Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
As of December 31, 2017

The Company is exempt from the possession or control requirements of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k) (2)(i) and (k)(2)(ii) of the Rule.